Exhibit 2(d)

                            Scudder Global Fund Inc.

     On July 27, 1988, the Board of Directors of Scudder Global Fund, amended
Section 9.01 of the By-Laws and added Section 11.07 to as follows:

          RESOLVED that Section 9.01 of the Corporation's By-laws be, and it hereby is, amended to read in its entirety as follows:

          Section 9.01. Fiscal Year: The fiscal year of the Scudder Global Fund series and the Scudder International Bond Fund series of the Corporation shall, unless otherwise ordered by the Board of Directiors, be twelve calendar months beginning on the 1st day of July in each year and ending on the 30th day of the following June.

          FURTHER RESOLVED, that a Section 11.07 be, and it hereby is, added to the Corporation's By-laws as follows:

          Section 11.07. If the Board of Directors shall have exercised its authority pursuant to Article FIFTH of the Corporation's Articles of Incorporation to classify and reclassify shares of unissued stock into multiple classes, and to divide and classify shares of any class into one or more series of such class, these By-laws shall be construed to apply to each such class or series of shares separately to the extent applicable.